HENDERSON LAND DEVELOPMENT COMPANY LIMITED

RECEIVED

2007 JAN -3 A 6:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04852

07020132

13th December, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 12th December, 2006 in respect of the Poll Results of the Company's Annual General Meeting, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 12)

ANNUAL GENERAL MEETING HELD ON 12 DECEMBER 2006 POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Land Development Company Limited (the "Company") held on 12 December 2006, a poll was demanded by the Chairman of the Meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 25 October 2006. The poll results in respect of all the resolutions proposed at the AGM are as follows:

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2006.	1,354,081,766 (100.0000%)	0 (0.0000%)
2.	To declare a Final Dividend of HK$0.65 per share.	1,374,369,952 (99.9999%)	1,000 (0.0001%)
3.	To re-elect Mr. Alexander Au Siu Kee as director.	1,506,334,920 (99.8540%)	2,203,200 (0.1460%)
	To re-elect Dr. Lee Shau Kee as director.	1,477,058,566 (97.9138%)	31,471,554 (2.0862%)
	To re-elect Mr. Colin Lam Ko Yin as director.	1,476,531,566 (97.8783%)	32,006,554 (2.1217%)
	To re-elect Mr. John Yip Ying Chee as director.	1,506,068,920 (99.8365%)	2,467,200 (0.1635%)
	To re-elect Madam Fung Lee Woon King as director.	1,506,750,920 (99.8816%)	1,786,200 (0.1184%)
	To re-elect Mr. Eddie Lau Yum Chuen as director.	1,506,068,920 (99.8365%)	2,467,200 (0.1635%)
	To re-elect Mr. Leung Hay Man as director.	1,500,012,920 (99.8320%)	2,524,200 (0.1680%)
	To authorise the Board of Directors to fix the Directors' remuneration.	1,506,354,920 (99.8777%)	1,845,200 (0.1223%)
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.	1,373,047,120 (99.9719%)	386,000 (0.0281%)
5.	(A) To give a general mandate to the Directors to repurchase shares.	1,508,052,820 (99.9572%)	646,300 (0.0428%)
	(B) To give a general mandate to the Directors to allot new shares.	1,280,400,933 (84.8594%)	228,448,187 (15.1406%)
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	1,496,731,977 (99.2109%)	11,904,143 (0.7891%)

As more than 50% of the votes were cast in favour of each of the resolutions 1 to 5, all the resolutions were duly passed as ordinary resolutions.

The Company's share registrar, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 1,942,580,000 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 12 December 2006

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

RECEIVED

2007 JAN -3 A 6:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04808

13th November, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Placing of existing shares and subscription for new shares (the "Announcement")

We enclose for your information a copy of the Announcement dated 10th November, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

MorganStanley

Morgan Stanley & Co. International Limited

SUMMARY

On 10 November, 2006, the Vendor and the Company entered into the Placing Agreement with the Placing Agent, pursuant to which the Placing Agent will, on a fully underwritten basis, purchase or procure purchasers to acquire, and the Vendor will sell 128,000,000 existing Shares at the Placing Price of HK$43.05 per Share.

The Placing Price represents a discount of approximately 6.5% to the closing price of HK$46.05 per Share as quoted on the Stock Exchange on 10 November, 2006; a discount of approximately 6.5% to the average closing price of approximately HK$46.060 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 10 November, 2006; and a discount of approximately 3.7% to the average closing price of approximately HK$44.685 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 10 November, 2006. The Placing Shares represent approximately 7.05% of the existing issued share capital of the Company of 1,814,580,000 Shares.

Pursuant to the Placing Agreement, the Vendor has conditionally agreed to subscribe for 128,000,000 New Shares at the Placing Price. The New Shares represent approximately 7.05% of the existing issued share capital of the Company of 1,814,580,000 Shares and approximately 6.59% of the issued shares capital of the Company as enlarged by the Subscription.

The net proceeds from the Subscription are estimated to be approximately HK$5,500 million. The aggregate expenses relating to the Placing and the Subscription amount to approximately HK$6.4 million, including professional fees and other ancillary expenses. The Directors intend to use the net proceeds of the Placing for general corporate purposes and for acquisition of land banks in the People's Republic of China.

PLACING AGREEMENT DATED 10 NOVEMBER, 2006

Parties

(a) Vendor, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Development Limited (the controlling shareholder of the Company). As at the date of the Placing Agreement, the Vendor holds 222,045,300 Shares, representing approximately 12.24% of the existing issued share capital of the Company;

(b) the Company; and

(c) the Placing Agent (as the placing agent and underwriter of the Placing).

The Placing Shares

128,000,000 Shares, representing approximately 7.05% of the existing issued share capital of the Company or approximately 6.59% of the issued share capital of the Company as enlarged by the Subscription.

Underwriting

The Placing is fully underwritten by the Placing Agent. The Placing Agent is not a connected person of the Company under the Listing Rules for the purposes of this transaction. The Placing Agent will not charge any placing commission in respect of the Placing.

Placing Price

The Placing Price of HK$43.05 per Share was arrived at after arm's length negotiations between the Company, the Vendor and the Placing Agent. It represents a discount of approximately 6.5% to the closing price of HK$46.05 per Share as quoted on the Stock Exchange on 10 November, 2006; a discount of approximately 6.5% to the average closing price of approximately HK$46.060 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 10 November, 2006; and a discount of 3.7% to the average closing price of approximately HK$44.685 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 10 November, 2006. The net placing price after deduction of expenses is estimated at approximately HK$43.00 per Share. The Company expects that the total amount of the expenses to be borne by the Company in relation to the Placing and the Subscription is approximately HK$6.4 million.

Rights attached to the Placing Shares

The Placing Shares will be sold free of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at 13 November, 2006, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time on or after 13 November, 2006.

Independence of placees and the Placing Agent

The placees and their beneficial owners are not connected persons of the Company (as defined in the Listing Rules). The Placing Agent expects that there will be over six placees. The Placing Agent is independent of and not connected with the Vendor or any person acting in concert with it (as defined in the Takeovers Code).

Termination events

The Placing Agreement contains provisions granting the Placing Agent the right to terminate their placing obligations on the occurrence of certain events including, amongst other things, force majeure, any adverse change, or development involving a prospective adverse change in the general affairs or financial or trading position of the Group as a whole which is materially adverse to the success of the Placing, or any event which would have rendered any of the representations, warranties and undertaking in the Placing Agreement untrue or inaccurate which would be materially adverse to the success of the Placing, in each case occurring prior to 10:00 a.m. (Hong Kong time) on the date of completion of the Placing. For this purpose, such events include any significant change (whether or not permanent) in local, national or international, economic, financial, political, military, regulatory or stock market conditions. If the Placing Agent exercises such right to so terminate the Placing, the Placing will not proceed and further announcement will be made by the Company. Shareholders and investors are advised to exercise caution in dealing in the Shares of the Company.

Completion of the Placing

It is expected that the Placing will be completed on or around 15 November, 2006.

Lock-up

The Vendor has undertaken to the Placing Agent that for a period of 90 days from the date of completion of the Placing, it will not and will procure that none of its nominees and companies controlled by it and trusts associated with it (whether individually or together and whether directly or indirectly) will, unless with the prior written consent with the Placing Agent, (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the New Shares) or any interests therein beneficially owned or held by the Vendor or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, unless with the prior written consent of the Placing Agent.

The Company has undertaken to the Placing Agent, and the Vendor has undertaken to the Placing Agent to procure, that for a period of 90 days from the date of completion of the Placing, the Company will not, except with the prior written consent of the Placing Agent and for the New Shares, and save pursuant to (1) the terms of any employee share option scheme of the Company or (2) exercise of any outstanding subscription warrants or (3) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association or (4) conversion of outstanding convertible bonds or (5) any agreement to issue shares entered into in connection with any transaction, which agreement has been announced prior to the date of the Placing Agreement, (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in

Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above without first having obtained the written consent of the Placing Agent.

TOP UP SUBSCRIPTION

The New Shares

128,000,000 New Shares, representing approximately 7.05% of the existing issued share capital of the Company and approximately 6.59% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is to be equivalent to the Placing Price of HK$43.05 per Share. For this purpose, the Placing Price is to be adjusted for expenses in relation to the Placing and the issue of New Shares (which expenses are offset by the amount of interest earned on the net proceeds of the Placing during the period from the completion of the Placing up to the completion of the Subscription). The aggregate expenses which will be borne by the Company relating to this offering amount to approximately HK$6.4 million, including professional fees and other ancillary expenses.

General mandate to issue New Shares

The New Shares will be issued pursuant to the general mandate granted by the shareholders of the Company to the Directors on 5 December, 2005. The maximum number of Shares which may be issued by the Company pursuant to the general mandate mentioned above is 362,916,000, representing 20% of the total number of Shares in issue as at 5 December, 2005 being 1,814,580,000. As at the date of this announcement, no Shares have been issued by the Company pursuant to the general mandate mentioned above.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription.

Ranking

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Stock Exchange granting the listing of, and permission to deal in, all of the New Shares (and such listing and permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the New Shares).

Completion of the Subscription

Completion of the Subscription will take place on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied, provided that completion of the Subscription will not be later than 14 days after the date of the Placing Agreement or such later date as the Company and the Vendor may agree in writing. If the Subscription is not completed and the New Shares are not issued to the Vendor within 14 days after the date of the Placing Agreement, the Subscription will constitute a connected transaction for the Company under Chapter 14A of the Listing Rules.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and the Subscription are summarised as follows:

	At present		Immediately after Completion of the Placing but before Subscription		Immediately after Completion of the Placing and Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Vendor	222,045,300	12.24	94,045,300	5.19	222,045,300	11.43
Henderson Development Limited and its associated corporations (other than the Vendor)	900,700,500	49.63	900,700,500	49.63	900,700,500	46.37
Henderson Development Limited and its associated corporations (including the Vendor)	1,122,745,800	61.87	994,745,800	54.82	1,122,745,800	57.80
Other shareholders (including placees)	691,834,200	38.13	819,834,200	45.18	819,834,200	42.20

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Company is one of the largest property developers in Hong Kong. The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure business, hotel operation, department store operation, project management, investment holding and property management.

The Directors consider that the Placing and the Subscription will strengthen the capital base of the Company. The Directors intend to use the net proceeds of the Placing for general corporate purposes and for acquisition of land banks in the People's Republic of China.

The Company has not had any fund raising activities in respect of any issue of its equity securities in the past 12 months.

"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Government"	the government of the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shares"	128,000,000 new Shares to be subscribed by the Vendor under the Subscription
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	Morgan Stanley & Co. International Limited
"Placing Agreement"	the placing, underwriting and subscription agreement dated 10 November, 2006 between the Vendor, the Company and the Placing Agent
"Placing Price"	HK$43.05 per Placing Share
"Placing Shares"	128,000,000 existing Shares
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Share(s)"	ordinary share(s) of HK$2 each in the share capital of the Company
"Subscription"	the conditional subscription by the Vendor of the New Shares pursuant to the Placing Agreement
"Takeovers Code"	The Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong

"Vendor"	Believegood Limited, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Development Limited (the controlling shareholder of the Company)

By Order of the Board
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 10 November, 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/TL/HL/04827

4th December, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement
– Proposed Listing and Offering of Units of a Real Estate Investment Trust proposed to be listed on the Main Board of the Stock Exchange, Connected Transactions and Proposed Disposal of Properties (the "Joint Announcement")

We enclose for your information a copy of the Joint Announcement dated 2nd December, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. Neither this announcement nor anything contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of an offering circular and only in jurisdictions in which such offer or invitation may legally and validly be made.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

JOINT ANNOUNCEMENT

PROPOSED LISTING AND OFFERING OF UNITS OF A REAL ESTATE INVESTMENT TRUST PROPOSED TO BE LISTED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

CONNECTED TRANSACTIONS

PROPOSED DISPOSAL OF PROPERTIES

Reference is made to the joint announcements of HLD and HIL dated 23 May 2006 and 25 May 2006, and the announcements of HLD dated 12 June 2006 and 21 November 2006.

The HLD Board is pleased to announce that on 2 December 2006, the HLD Group entered into the HLD Sale and Purchase Agreements for the sale to Sunlight REIT of the shares in the Property Companies or in the Investment Holding Companies and the shareholders' loans owing by such companies. The HIL Board is pleased to announce that on 2 December 2006, HIL entered into the HIL Sale and Purchase Agreement for the sale to Sunlight REIT of the shares in the relevant Property Company and the shareholders' loan owing by such company. The aggregate consideration of the Disposal under the Sale and Purchase Agreements is approximately HK$1,084 million, subject to adjustments. The consideration of the HIL Disposal under the HIL Sale and Purchase Agreement is approximately HK$38 million, subject to adjustments.

Having regard to the proposed structure of Sunlight REIT (including the relationship of the Manager with HLD) and the series of proposed transactions between Sunlight REIT and both HLD and HIL and between Sunlight REIT and connected persons of HLD (i.e. the companies controlled by private trusts of the family of Dr. Lee Shau Kee), the Hong Kong Stock Exchange has exercised its power pursuant to Rules 14A.06 and 14A.11(4)(a) of the Listing Rules to deem Sunlight REIT to be a connected person of HLD and HIL in relation to the Disposal and the transactions with Sunlight REIT leading to the establishment of Sunlight REIT and the Offering. Accordingly, the entering into of the HLD Sale and Purchase Agreements by the HLD Group in relation to the Disposal (including the conditional sale of the Target Properties by the HLD Group to the Private Group and the HIL Disposal) and the Novation Agreement constitute connected transactions of HLD, and the entering into of the HIL Sale and Purchase Agreement in relation to the HIL Disposal constitutes a connected transaction of HIL.

For HLD, the aggregate of the Disposal (including the conditional sale of the Target Properties by the HLD Group to the Private Group and the HIL Disposal), the Novation, the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by the HLD Group and by HIL and the Deed of Distribution Waiver entered into by the HLD Group fall within the *de minimis* threshold under Rule 14A.32 of the Listing Rules. For HIL, the aggregate of the HIL Disposal, the HIL Deed of Adjustment Payments and the Deed of DPU Guarantee entered into by HIL also falls within the *de minimis* threshold under Rule 14A.32 of the Listing Rules. Therefore, each of the Disposal, the Novation, the HIL Disposal, the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by the HLD Group and by HIL, the Subscription Agreement entered into by the HLD Group and the Deed of Distribution Waiver entered into by the HLD Group is exempt from independent shareholders' approval requirements and are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The conditional sale of the Target Properties by the HLD Group to the Private Group alone falls within the *de minimis* threshold under Rule 14A.31(2) of the Listing Rules. Therefore, these disposals are exempt from all reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

On 30 November 2006, unconditional authorisation of Sunlight REIT as a collective investment scheme was received from the Securities and Futures Commission pursuant to section 104 of the SFO. In-principle approval has also been received from the Hong Kong Stock Exchange in respect of its application for the listing of the Units on the Main Board of the Hong Kong Stock Exchange.

Completion of the Disposal is expected to take place on the date of the listing of Sunlight REIT and commencement of trading of the Units on the Main Board of the Hong Kong Stock Exchange.

Shareholders of HLD and HIL and other investors should note that:

- **Completion of the Disposal, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions (including without limitation, formal and final approval being granted by the Hong Kong Stock Exchange for the listing of the Units on the Main Board of the Hong Kong Stock Exchange), which may or may not be fulfilled.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Shareholders of HLD and HIL and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

INTRODUCTION

Reference is made to the joint announcements of HLD and HIL dated 23 May 2006 and 25 May 2006, and the announcements of HLD dated 12 June 2006 and 21 November 2006. The purpose of this announcement is to provide further details of the Disposal and of the Offering, pursuant to the requirements of Rules 14A.32 and 14A.47 of the Listing Rules.

The HLD Board and the HIL Board are pleased to announce that on 30 November 2006, unconditional authorisation of Sunlight REIT as a collective investment scheme was received from the Securities and Futures Commission pursuant to section 104 of the SFO. In-principle approval has also been received from the Hong Kong Stock Exchange in respect of an application for the listing of the Units on the Main Board of the Hong Kong Stock Exchange.

THE DISPOSAL

The HLD Board is pleased to announce that on 2 December 2006, the HLD Group entered into the HLD Sale and Purchase Agreements for the sale to Sunlight REIT of the shares in the Property Companies or in the Investment Holding Companies and the shareholders' loans owing by such companies. The HIL Board is pleased to announce that on 2 December 2006, HIL entered into the HIL Sale and Purchase Agreement for the sale to Sunlight REIT of the shares in the relevant Property Company and the shareholder's loan owing by such company. The aggregate consideration of the Disposal under the Sale and Purchase Agreements is approximately HK$1,084 million, subject to adjustments. The consideration of the HIL Disposal under the HIL Sale and Purchase Agreement is approximately HK$38 million, subject to adjustments.

INFORMATION ON THE PROPERTIES TO BE SOLD TO SUNLIGHT REIT

The property interests proposed to be sold to Sunlight REIT by the HLD Group, the HIL Group and the Private Group will have an aggregate Gross Rentable Area of approximately 1.29 million square feet. Among them, the property interests to be sold to the Sunlight REIT by the HLD Group include the following properties, which are currently used for office and/or retail (including car parking) purposes:

The HLD Properties

1. an approximate 17.1% interest in the entire building of **248 Queen's Road East**, a 40-storey Grade A office building located in Wanchai;

2. **Righteous Centre**, a 26-storey Grade B office building located in Mongkok;

3. **235 Wing Lok Street Trade Centre**, a 26-storey Grade B office building located in Sheung Wan;

4. offices on certain floors and retail units on the ground floor of **Yue Fai Commercial Centre**, a 26-storey office building located in Aberdeen;

5. **Everglory Centre**, a 21-storey Grade B office building located in Tsimshatsui;

6. offices on certain floors and retail units on the ground floor of **On Loong Commercial Building**, a 23-storey Grade B office building located in Wanchai;

7. an approximate 36.4% interest in the shops on the ground floor of **Supernova Stand**, a 27-storey residential/retail composite building located in the Eastern District of Hong Kong Island;

8. shops on the ground floor, car parks on the first floor and the second floor and motor cycle parking spaces on the third floor of **Royal Terrace**, a 36-storey residential/retail building located in Quarry Bay;

9. three office units of **Sun Fai Commercial Centre**, a 15-storey Grade B office building located in Mongkok (which the HLD Group has conditionally agreed to sell to a company controlled by a private trust of the family of Dr. Lee Shau Kee, the Chairman of HLD and HIL which owns certain other greater portions of Sun Fai Commercial Centre, which company is in turn agreed to be sold to Sunlight REIT, with the consideration attributable to such three office units in both sales being the same, except that the adjustment referred to below applies to such sale by the Private Group to Sunlight REIT but not to the relevant HLD Sale and Purchase Agreement);

10. an office unit of **Kwong Wah Plaza**, a 17-storey commercial building (including basement) located in Yuen Long (which the HLD Group has conditionally agreed to sell to a company controlled by a private trust of the family of Dr. Lee Shau Kee which owns certain other greater portions of Kwong Wah Plaza, which company is in turn agreed to

be sold to Sunlight REIT, with the consideration attributable to such office unit in both sales being the same, except that the adjustment referred to below applies to such sale by the Private Group to Sunlight REIT but not to the relevant HLD Sale and Purchase Agreement); and

11. the HIL Property, in which the HLD Group has an indirect interest through HIL.

The HIL Property

A one-third interest in **Java Road 108 Commercial Centre**, a 25-storey Grade B office building located in North Point.

THE CONSIDERATION AND OTHER TERMS

It should be noted that the Deeds of Adjustment Payments, Deeds of DPU Guarantee and Deeds of Distribution Waiver are arrangements which were not contained in the joint announcement of HLD and HIL dated 25 May 2006.

The aggregate consideration of the Disposal under the Sale and Purchase Agreements is approximately HK$1,084 million, subject to adjustments, which was determined by reference to the acquisition value of each of the relevant Properties commercially agreed between the parties, and will be payable to the HLD Group and HIL. Adjustments will be made to account for, among others, the assets and liabilities of the relevant Property Companies and/or Investment Holding Companies on Completion. In addition, the consideration payable to the Vendor Companies in respect of the disposal of the Property Companies and the Investment Holding Companies may be increased or reduced by reference to the amount (if any) by which the final Offer Price exceeds or falls below (as the case may be) the minimum level of the range of the Offer Price to be stated in the Offering Circular. Any such adjustments are expected to be relatively immaterial to the HLD Group and the HIL Group respectively as a whole.

Pursuant to the Deeds of Adjustment Payments, the vendors (i.e. the relevant members of the HLD Group (including the HIL Group) and the Private Group) of the shares in the direct owners of the Properties (the "**Property Owning Companies**") or of the shares in the intermediate investment holding companies through which certain of the Property Owning Companies are held have agreed, severally in the proportions of the respective appraised value of the Properties as at 30 September 2006 (or parts thereof or interests therein) sold by such companies to Sunlight REIT (i.e. 14.76% for the HLD Group (other than HIL), 0.54% for HIL and 84.7% for the Private Group (the "**Relevant Proportions**")), to make Adjustment Payments to Sunlight REIT equal to the amount by which the total rental income, together with any proceeds of loss of rental insurance claims, from the Properties is less than the corresponding assured minimum rental per annum of HK$405.4 million (on a pro rata basis in respect of the period from the date of Listing until 30 June 2007), HK$429.4 million (in respect of the year ending 30 June 2008) and HK$454.9 million (in respect of the year ending 30 June 2009), subject to the terms and conditions contained therein. Such adjustment payments (which would only be up to a sum equal to the Relevant Proportions of the aforesaid amounts of minimum rental in the extreme case) are made by the Vendor Companies effectively as adjustments to the consideration payable by Sunlight REIT to the

Vendor Companies. In addition, on 2 December 2006, the vendors of shares in the Property Owning Companies or of shares in the intermediate investment holding companies through which certain of the Property Owning Companies are held have entered into deeds of DPU guarantee under which they agreed, severally in the Relevant Proportions, to guarantee that the distributions per Unit during the period up to 30 June 2009 will not be less than the Guaranteed DPU (i.e. payments will be made by the Vendor Companies to Sunlight REIT in the event of such shortfall in the distributions per Unit), subject to the terms and conditions contained therein.

The obligations of such vendors which are subsidiaries of HLD (other than HIL) under the relevant Deed of Adjustment Payments and Deed of DPU Guarantee are guaranteed by HLD.

HLD will guarantee the performance by the relevant Vendor Company (which is its subsidiary, other than HIL) of its obligations under the HLD Sale and Purchase Agreement. The Vendor Companies and HLD or HIL (as the case may be) will also enter into deeds of tax covenant with the Sunlight REIT to covenant to make payments to it in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification upon Completion of the properties in the books of the Property Companies. A deed of indemnity and undertaking will also be given by HLD in relation to certain fire safety improvement directions and notice issued by the Director of Buildings and the Director of Fire Services in respect of the On Loong Commercial Building property, considering that the directions and notice were received before the relevant Sale and Purchase Agreement and the HLD Group as the vendor will agree to bear the costs, expenses and contributions required to comply with those directions and notice.

The payments to be made by the HLD Group and HIL under the relevant Deeds of Adjustment Payments, Deeds of DPU Guarantee and Deeds of Distribution Waiver will, when taken into account with the consideration to be received by the HLD Group and HIL under the Disposal and the HIL Disposal respectively, result in reduction in such consideration. They are also yield enhancement mechanisms which will have the effect of increasing distributions per Unit.

The HLD Group entered into the Novation Agreement on 28 November 2006. The HLD Interest Rate Swap has been entered into by the HLD Group, which has the effect of hedging part of Sunlight REIT's exposure to floating rates of interest under a credit facility of the Sunlight REIT group. On the date of the Listing, the HLD Group's rights and obligations under the HLD Interest Rate Swap will be novated to Sunlight REIT pursuant to the Novation Agreement at a consideration of HK$1.00, on the basis that the swap upfront fee will be paid by the Sunlight REIT after the Novation takes effect.

The aggregate of the audited net assets of the Property Companies, the Investment Holding Companies and the Target Properties which are the subject of the Disposal (the "**Subject Entities**") attributable to the equity shareholders of HLD as at 30 June 2006 was approximately HK$1,171 million. The aggregate of the audited profits before taxation of the Subject Entities for each of the two years ended 30 June 2006 were approximately HK$263

million and HK$384 million respectively. The aggregate of the audited net profits after taxation of the Subject Entities attributable to the shareholders of the HLD Group for each of the two years ended 30 June 2006 were approximately HK$243 million and HK$326 million respectively.

The audited net liabilities of the relevant Property Company which is the subject of the HIL Disposal as at 30 June 2006 was approximately HK$5 million. The audited profits before taxation of such Property Company for each of the two years ended 30 June 2006 were approximately HK$1 million and HK$10 million respectively. The audited net profits after taxation of such Property Company attributable to the shareholders of the HIL Group for each of the two years ended 30 June 2006 were approximately HK$1 million and HK$10 million respectively.

The Property Companies and Investment Holding Companies will cease to be subsidiaries of the HLD Group and the HIL Group following completion of the Disposal and HIL Disposal respectively.

SUBSCRIPTION OF UNITS AND WAIVER OF DISTRIBUTIONS

On 2 December 2006, each of the HLD Group and the SKFE Group entered into a conditional subscription agreement with the Manager conditionally agreeing to subscribe for 4.5% and 25.2% respectively of the Units following the completion of the Offering (before taking into account any exercise of over-allotment option in connection with the Offering), at a price equal to the issue price of Units under the Offering. The over-allotment option, if exercised, will be satisfied through the transfer of Units subscribed by the HLD Group and the SKFE Group, thereby reducing the percentage holdings of the HLD Group and the SKFE Group of Units to approximately 3.5% and 19.2% respectively.

On the same date, each of the HLD Group and the SKFE Group also entered into a deed of distribution waiver agreeing to waive in favour of the Manager and the Trustee their entitlements to receive from Sunlight REIT distributions in respect of the Units initially subscribed by it, for the period from the date of listing of the Units to 30 June 2011, to the extent of 100% of such Units for the period until 30 June 2009, 60% of such Units for the year ending 30 June 2010 and 50% of such Units for the year ending 30 June 2011. Any entitlement to distributions so waived (or, in the event that such subscribers have disposed of any or all such Units, the payments in lieu thereof) will be distributed to the holders of Units (other than the initial subscribers of Units in the HLD Group and the SKFE Group to the extent of the Units to which such waivers apply).

Each of the HLD Board and the HIL Board considers that, in the context of the Disposal or the HIL Disposal (as the case may be), the relevant Deed(s) of Adjustment Payments, Deed(s) of DPU Guarantee and (in the case of HLD only) Deed of Distribution Wavier are on normal commercial terms, considering that vendor guarantee arrangements are not uncommon in transactions of this nature.

COMPLETION

Completion of the Disposal is subject to fulfilment of a number of conditions precedent and is expected to take place on the date of the listing of Sunlight REIT and commencement of trading of the Units on the Main Board of the Hong Kong Stock Exchange.

CONNECTED TRANSACTIONS

Having regard to the proposed structure of Sunlight REIT (including the relationship of the Manager with HLD) and the series of proposed transactions between Sunlight REIT and both HLD and HIL and between Sunlight REIT and connected persons of HLD (i.e. the companies controlled by private trusts of the family of Dr. Lee Shau Kee), the Hong Kong Stock Exchange has exercised its power pursuant to Rules 14A.06 and 14A.11(4)(a) of the Listing Rules to deem Sunlight REIT to be a connected person of HLD and HIL in relation to the Disposal and the transactions with Sunlight REIT leading to the establishment of Sunlight REIT and the Offering. Accordingly, the entering into of the HLD Sale and Purchase Agreements by the HLD Group in relation to the Disposal (including the conditional sale of the Target Properties by the HLD Group to the Private Group and the HIL Disposal) and the Novation Agreement constitute connected transactions of HLD, and the entering into of the HIL Sale and Purchase Agreement in relation to the HIL Disposal constitutes a connected transaction of HIL.

Further, each of the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by the HLD Group, the Subscription Agreement entered into by the HLD Group and the Deed of Distribution Waiver entered into by the HLD Group constitutes a connected transaction of HLD, and each of the HIL Deed of Adjustment Payments and the Deed of DPU Guarantee entered into by HIL constitutes a connected transaction of HIL.

For HLD, the aggregate of the Disposal (including the conditional sale of the Target Properties by the HLD Group to the Private Group and the HIL Disposal), the Novation, the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by the HLD Group and by HIL and the Deed of Distribution Waiver entered into by the HLD Group fall within the *de minimis* threshold under Rule 14A.32 of the Listing Rules. For HIL, the aggregate of the HIL Disposal, the HIL Deed of Adjustment Payments and the Deed of DPU Guarantee entered into by HIL falls within the *de minimis* threshold under Rule 14A.32 of the Listing Rules.

The Subscription Agreement entered into by the HLD Group falls within the *de minimis* threshold under Rule 14A.32 of the Listing Rules.

Therefore, each of the Disposal, the Novation, the HIL Disposal, the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by the HLD Group and by HIL, the Subscription Agreement entered into by the HLD Group and the Deed of Distribution Waiver entered into by the HLD Group is exempt from independent shareholders' approval requirements and are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The conditional sale of the Target Properties by the HLD Group to the Private Group alone falls within the *de minimis* threshold under Rule 14A.31(2) of the Listing Rules. Therefore, these disposals are exempt from all reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Each of the HLD Board and the HIL Board (including the respective independent non-executive directors) believes that the terms of the respective Transactions to which the HLD Group and HIL are parties taken as a whole are fair and reasonable and in the interests of the shareholders as a whole.

INFORMATION ON SUNLIGHT REIT

Sunlight REIT is established as a real estate investment trust which is formed primarily to own and invest in a portfolio of office and retail properties in Hong Kong. Upon completion of the Disposal and the Offering, Sunlight REIT will initially own a portfolio of 20 office and retail properties in Hong Kong, comprising the HLD Properties (including the HIL Property) and the Private Group Properties.

Sunlight REIT is administered by the Trustee, namely HSBC Institutional Trust Services (Asia) Limited (as trustee), which is a professional trustee company and is independent of the HLD Group.

The Manager, namely Henderson Sunlight Asset Management Limited, is an indirect wholly-owned subsidiary of HLD. The Manager has applied for a Type 9 licence under the SFO for the regulated activity of asset management. The board of directors of the Manager currently comprises a majority of persons who are independent of the rest of the HLD Group.

Henderson Sunlight Property Management Limited, an indirect wholly-owned subsidiary of HLD, is proposed to act as the property manager of the properties of Sunlight REIT located in Hong Kong, subject to the overall management and supervision of the Manager.

In connection with the Offering, the price of the Units may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Cap 571W of the Laws of Hong Kong). Details of the intended stabilisation and how it will be regulated under the Securities and Futures (Price Stabilizing) Rules (Cap 571W of the Laws of Hong Kong) will be contained in the Offering Circular.

ASSURED ENTITLEMENTS

As mentioned in the joint announcements of HLD and HIL dated 23 May 2006 and 25 May 2006, and the announcement of HLD dated 21 November 2006, it is proposed that Qualifying HLD Shareholders will be provided with Assured Entitlements to a certain number of Units (subject to certain conditions) by way of a Preferential Offering if the Listing and the Offering proceed.

As previously stated in the joint announcement of HLD and HIL dated 25 May 2006, Qualifying HLD Shareholders will be entitled to subscribe for one Reserved Unit for every whole multiple of 13 HLD Shares (or such other number of HLD Shares as may be stated in the Offering Circular) held by them on the Record Date of HLD (being 7 December 2006) as stated in the announcement of HLD dated 21 November 2006.

Any holding of any Qualifying HLD Shareholder of less than 13 HLD Shares will not entitle the holder to apply for any Reserved Units. If an application is made by a Qualifying HLD Shareholder for a number of Reserved Units greater than his Assured Entitlement, the

Assured Entitlement will be satisfied in full if the Offering becomes unconditional, but the excess portion of such application, together with such part of the applications for Reserved Units from other Qualifying HLD Shareholders in excess of their Assured Entitlements, will only be met to the extent that there are sufficient available Reserved Units resulting from (i) other Qualifying HLD Shareholders declining to take up some or all of their Assured Entitlements or (ii) shareholders of HLD (other than holders of HLD Shares in which Hopkins (Cayman) Limited is deemed to be interested) not being Qualifying HLD Shareholders on the Record Date (the "**Non-qualified HLD Shareholders**") and therefore not qualifying for any assured entitlements. Any Assured Entitlements not taken up by Qualifying HLD Shareholders or for which the Non-qualified HLD Shareholders are not qualified will be allocated first to satisfy the excess applications for Reserved Units from Qualifying HLD Shareholders on a fair and equitable basis. The joint global coordinators of the Offering will have the authority to reallocate all or any Reserved Units not taken up by Qualifying HLD Shareholders or for which the Non-qualified HLD Shareholders are not qualified to the international placement to certain professional, institutional and other investors.

There are excluded from Qualifying HLD Shareholders, among others, holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO. The Reserved Units which (but for such exclusion) would represent the controlling shareholder's entitlement in the Reserved Units will be applied so as to increase the Assured Entitlement of the other Qualifying HLD Shareholders accordingly.

Assuming that all the Reserved Units are taken up under the Preferential Offering, the number of Units to be issued under the Preferential Offering is expected to represent approximately 6.0% of the Units initially available under the Offering and approximately 4.2% of the Units in issue on completion of the Offering (without taking into account any exercise of any over-allotment option).

Any beneficial owner of HLD Shares whose shares are registered in the name of a nominee, trustee or registered owner in any other capacity should make arrangements with such nominee, trustee or registered owner in relation to the Assured Entitlements and the Preferential Offering, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

Shareholders of HLD should note that the entitlement to Reserved Units may represent Units not in a whole multiple of a full board lot of Units, and dealings in odd lot Units may be below their prevailing market price. Entitlements to Reserved Units are not transferable and there will be no trading in nil-paid entitlements on the Hong Kong Stock Exchange. Any Units to be issued pursuant to the Preferential Offering shall be fully paid, ranking pari passu in all respects with other Units to be issued pursuant to the Offering.

REASONS FOR AND BENEFITS OF THE DISPOSAL

It is the present intention of the HLD Board to use the anticipated net cash proceeds to be received by the HLD Group from the Disposal for the operations and new investment opportunities of the HLD Group. Based on the current proposals, the HLD Board considers that the commercial benefits of the Disposal and the Listing to the HLD Group include the generation of the cash proceeds for funding its operations and new investment opportunities and diversification of its business to include management of real estate investment trust.

It is the present intention of the HIL Board to use the anticipated net cash proceeds to be received by the HIL Group from the HIL Disposal for the operations and new investment opportunities of the HIL Group. Based on the current proposals, the HIL Board considers that the HIL Disposal will enable the HIL Group to utilise the cash proceeds generated for its operations and new investment opportunities.

Upon Completion, it is estimated that HLD will have a loss on disposal of approximately HK$120 million representing the difference between the aggregate consideration of the Disposal of approximately HK$1,084 million (and adjusted as aforesaid other than by reference to the final Offer Price) and the net asset book value of the Subject Entities attributable to the HLD Group (before minority interest) coupled with the face value of the existing loans (indebted by the Subject Entities) to be assigned to Sunlight REIT. Such loss on disposal attributable to the equity shareholders of HLD (net of a gain of approximately HK$3 million attributable to the minority interests) will amount to approximately HK$123 million. As the investment properties forming part of the HLD Properties were revalued to market value as at 30 June 2006 in accordance with the accounting standards resulting in a revaluation gain being recognised, the Disposal (which is at a discount to such valuation) will give rise to the loss on disposal referred to above. Nevertheless, the HLD Board considers that, in the context of the Transactions (including the opportunity to invest in Sunlight REIT), the Disposal is fair and reasonable and in the interests of the shareholders of HLD as a whole as the HLD Group will receive the proceeds of the Disposal which can be used for the purposes referred to above.

Upon Completion, it is estimated that HIL will be able to recognise a gain on disposal of approximately HK$8 million representing the difference between the consideration of the HIL Disposal of approximately HK$38 million (and adjusted as aforesaid other than by reference to the final Offer Price) and the net asset book value of the Property Company relevant to the HIL Disposal attributable to the HIL Group coupled with the face value of the existing loan (indebted by the Subject Entity) to be assigned to Sunlight REIT.

GENERAL

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal business activities of the HIL Group are property development and investment, investment holding, infrastructure, department store operation, security guard services and hotel operation.

Shareholders of HLD and HIL and other investors should note that:

- **Completion of the Disposal, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions (including without limitation, final approval being granted by the Hong Kong Stock Exchange for the listing of the Units on the Main Board of the Hong Kong Stock Exchange), which may or may not be satisfied.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Shareholders of HLD and HIL and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

DEFINITIONS

"Adjustment Payments"	means the adjustment payments made to the Trustee (for the benefit of Sunlight REIT) pursuant to the Deeds of Adjustment Payments
"Assured Entitlements"	means the entitlements of Qualifying HLD Shareholders to apply for Reserved Units under the Preferential Offering
"Completion"	means completion of the Disposal (including the HIL Disposal) under the HLD Sale and Purchase Agreements (including the conditional sale of the Target Properties and the HIL Sale and Purchase Agreement)
"Deed(s) of Adjustment Payments"	means the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the SKFE Deed of Adjustment Payments and the HD Deed of Adjustment Payments
"Deed(s) of Distribution Waiver"	means the deed(s) of distribution waiver referred to in the paragraph headed "Subscription of Units and waiver of distributions" in this announcement
"Deed(s) of DPU Guarantee"	means the deed(s) of DPU guarantee referred to in the paragraph headed "The consideration and other terms" in this announcement

"Disposal"	means the disposal by the HLD Group of the HLD Properties to Sunlight REIT (including the HIL Disposal)
"DPU"	means distribution(s) per Unit
"Gross Rentable Area"	means, in respect of a property, the area of the property determined by the relevant property owning company at any given time to be rentable with the inclusion of its apportioned share of common or service areas used in common for the property as a whole and also those areas used for ancillary purposes in relation to the management and care-taking of the property (excluding area of car-parks)
"Guaranteed DPU"	mean HK$0.2208 per Unit per annum (prorated for the period from the Listing Date to 30 June 2007)
"HD"	means Henderson Development Limited, the controlling shareholder of HLD
"HD Deed of Adjustment Payments"	means the deed of adjustment payments dated 2 December 2006 entered into between the vendors described therein, HD as guarantor, the Manager and the Trustee
"HIL"	means Henderson Investment Limited
"HIL Board"	means the board of directors of HIL
"HIL Deed of Adjustment Payments"	means the deed of adjustment payments dated 2 December 2006 entered into between HIL, the Manager and the Trustee
"HIL Disposal"	means the disposal by HIL of the HIL Property to Sunlight REIT
"HIL Group"	means HIL and its subsidiaries
"HIL Property"	means the property interests proposed to be sold to Sunlight REIT by the HIL Group, general descriptions of which are stated in the paragraph headed "Information on the properties to be sold to Sunlight REIT — The HIL Property" in this announcement
"HIL Sale and Purchase Agreement"	means the conditional sale and purchase agreement dated 2 December 2006 entered into between HIL as vendor and the relevant Purchaser Company in relation to the HIL Disposal
"HLD"	means Henderson Land Development Company Limited
"HLD Board"	means the board of directors of HLD
"HLD Deed of Adjustment Payments"	means the deed of adjustment payments dated 2 December 2006 entered into between the vendors described therein (being part of the HLD Group), HLD as guarantor, the Manager and the Trustee

"HLD Group"	means HLD and its subsidiaries
"HLD Interest Rate Swap"	means the interest rate swap agreement dated 28 November 2006 entered into between the HLD Group and The Hongkong and Shanghai Banking Corporation Limited
"HLD Properties"	means the property interests proposed to be sold to Sunlight REIT by the HLD Group, general descriptions of which are stated in the paragraph headed "Information on the properties to be sold to Sunlight REIT — The HLD Properties" in this announcement
"HLD Sale and Purchase Agreements"	means the various sale and purchase agreements all dated 2 December 2006 entered into between the relevant members of the HLD Group as vendors and the relevant Purchaser Companies as purchasers, in relation to the Disposal (including the conditional sale of the Target Properties and the HIL Disposal), and each is referred to as a "**HLD Sale and Purchase Agreement**"
"Holding Company"	means Sunlight REIT Holding Limited, a company incorporated in the Cayman Islands and directly wholly-owned by Sunlight REIT
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Investment Holding Companies"	means the intermediate investment holding companies through which the HLD Group holds certain of the Property Companies, and each is referred to as an "**Investment Holding Company**"
"Listing"	means the proposed listing of the Units on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Manager"	means Henderson Sunlight Asset Management Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of HLD
"Novation"	means the novation of the rights, benefits, obligations and liabilities under the HLD Interest Rate Swap by the HLD Group to Sunlight REIT
"Novation Agreement"	means the agreement dated 28 November 2006 between the HLD Group, Sunlight REIT and The Hongkong and Shanghai Banking Corporation Limited in relation to the Novation

"Offering"	means the proposed initial public offering and placing of certain Units, comprising an offer for subscription by way of public offer in Hong Kong and an international placement to certain professional, institutional and other investors
"Offering Circular"	means the offering circular proposed to be issued by the Manager in connection with the offering for subscription of the Units for cash at the Offer Price by way of a public offer in Hong Kong, if the Offering proceeds
"Offer Price"	means the issue price of each Unit in the Offering
"Preferential Offering"	means the preferential offering to be made to the Qualifying HLD Shareholders for subscription of the Reserved Units at the Offer Price on and subject to the terms and conditions to be stated in the Offering Circular and in the application form relating thereto
"Private Group"	means HD, SKFE and the companies owned by a private trust of the family of Dr. Lee Shau Kee (the Chairman of HLD and HIL), and their respective subsidiaries (excluding the HLD Group)
"Private Group Properties"	means the property interests to be injected into Sunlight REIT from the Private Group, general descriptions of which are stated in the paragraph headed "Information on the properties to be sold to Sunlight REIT" in the joint announcement of HLD and HIL dated 25 May 2006
"Properties"	means the property interests to be sold to Sunlight REIT by the HLD Group (including the HIL Group) and the Private Group, general descriptions of which are stated in the paragraph headed "Information on the properties to be sold to Sunlight REIT" in the joint announcement of HLD and HIL dated 25 May 2006
"Property Companies"	means the respective direct owners of the HLD Properties and the HIL Property (as the case may be), and each is referred to as a "**Property Company**"
"Purchaser Companies"	means the respective purchasers of shares in and shareholders' loans to the Property Companies and the Investment Holding Companies or the Target Properties (as the case may be), all being or will upon the Listing be subsidiaries of the Holding Company

"Qualifying HLD Shareholders"	means holders of HLD Shares, whose names appear on the register of members of HLD as holding HLD Shares at the close of business on the Record Date (or such other record date(s) as may be determined by the HLD Board), other than (i) holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO and (ii) the registered holders of HLD Shares whose addresses on the register of members of HLD are, on such date, in a place outside Hong Kong and who the HLD Board, after making enquiries regarding the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place where practical, considers the exclusion of which is necessary or expedient
"Record Date"	means the record date for ascertaining the Assured Entitlements, being 7 December 2006
"Reserved Units"	means a stated number (to be determined by the Manager) of Units to be offered in the Offering which will initially be reserved for the Preferential Offering
"Sale and Purchase Agreements"	means the HLD Sale and Purchase Agreements and the HIL Sale and Purchase Agreement
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SKFE"	means Shau Kee Financial Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability which is owned by a family trust of Dr. Lee Shau Kee
"SKFE Deed of Adjustment Payments"	means the deed of adjustment payments dated 2 December 2006 entered into between the vendors described therein, SKFE as guarantor, the Manager and the Trustee
"SKFE Group"	means SKFE and its subsidiaries
"Subscription Agreement(s)"	means the subscription agreement(s) in respect of Units referred to in the paragraph headed "Subscription of Units and Waiver of Distributions" in this announcement
"Sunlight REIT"	means Sunlight Real Estate Investment Trust, a real estate investment trust established under the laws of Hong Kong, and where the context so permits, includes the companies controlled and to be controlled by it upon the Listing

"Target Properties"	means the total of four office units in Sun Fai Commercial Centre and in Kwong Wah Plaza referred to in items 9 and 10 in the paragraph headed "Information on the properties to be sold to Sunlight REIT — The HLD Properties" in this announcement
"Transactions"	means the transactions contemplated under the HLD Sale and Purchase Agreements, the Novation Agreement, the HLD Deed of Adjustment Payments, the HIL Deed of Adjustment Payments, the Deeds of DPU Guarantee entered into by HLD and HIL respectively and the Deed of Distribution Waiver entered into by HLD
"Trustee"	means HSBC Institutional Trust Services (Asia) Limited, as trustee of Sunlight REIT
"Units"	means units of Sunlight REIT, and each is referred to as a **"Unit"**
"Vendor Companies"	means the respective vendors of shares in the Property Companies or the Investment Holding Companies or the Target Properties (as the case may be), and each is referred to as a **"Vendor Company"**
"%"	means per cent.

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 2 December 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.